Mail Stop 6010

      February 10, 2006

VIA U.S. MAIL AND FACSIMILE (503) 669-6716

Richard S. Anderson
Chief Financial Officer
Cascade Corporation
2201 N.E. 201st Avenue
Fairview, Oregon  97024-9718

      Re:	Cascade Corporation
		Form 10-K for the year ended January 31, 2005
      Filed April 18, 2005
		File No. 001-12557

Dear Mr. Anderson:

      We have reviewed your response letter dated January 31, 2006 and related filings and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Form 10-K for the fiscal year ended January 31, 2005

Note 15.  Segment Information, page 48

1. We note your response to prior comment three in our letter dated
January 9, 2005.  We see that you have reevaluated your segments
and
have determined that you operate in three reportable segments defined
by geographic regions.  You further indicate that you aggregate your
operating units into these three segments.   In your response,
please
identify and describe each operating segment that is aggregated into
each reportable segment.   Please note that you should continue to
disclose in future filings that operating segments have been aggregated.
2. As a related matter, you state in your response that due to the different economic characteristics in your China operations, you will provide additional segment disclosures for China in addition to other
Asia Pacific countries. Please clarify whether China qualifies as a separate reportable segment. Please note that all of the specified criteria in paragraph 17 of SFAS 131 must be met to be able to aggregate the identified operating segments.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Kristin Lochhead at (202) 551-3664 or me at
(202) 551-3676 if you have questions. In this regard, please do not hesitate to contact Martin James, Senior Assistant Chief
Accountant
at (202) 551-3671 with any other questions.


      Sincerely,



      Brian Cascio
      Accounting Branch Chief

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Mr. Anderson
Cascade Corporation
February 10, 2006
Page 2